Exhibit 99.2

Invitation
 Extraordinary General Meeting of Shareholders
Prosensa Holding N.V.

Leiden, December 10th, 2013

Dear Shareholder,

On behalf of Prosensa Holding N.V. (“Prosensa”) it is a pleasure to invite you to attend the Extraordinary General Meeting of Shareholders (“EGM”) on Thursday 23rd January, 2014. The meeting will be held at the offices of Prosensa at J.H. Oortweg 21, 2333 CH Leiden, The Netherlands. The meeting will start at 14:00 hrs. CET.

The business to be conducted at this EGM is set out in the Agenda together with the explanatory notes to the Agenda and the curriculum vitae of Dr Georges Gemayel. You can find the Agenda and other related documents and information regarding registration and voting by proxy on our website at http://ir.prosensa.eu/. They are also available for inspection at the offices of Prosensa.

The meeting will be made public through an audio webcast via our website www.prosensa.com. Shareholders cannot vote their shares through the audio webcast. Shareholders wishing to vote their shares and to take notice of the meeting through the audio webcast, should provide a power of attorney.

Shareholders may attend the meeting if (i) they hold shares in Prosensa on January 13th, 2014 (the "Record Date") and (ii) have given notice in writing to Prosensa prior to January 17th, 2014 to attend the meeting. The notice will contain the name and number of shares the person will represent in the meeting.

Registered holders
A shareholder whose ownership is registered directly in Prosensa’s shareholder register and who wishes to be represented by a proxy should also submit a signed authorization to Prosensa before or on January 17th, 2014. These shareholders or their representatives will receive a confirmation of registration from Prosensa.

Beneficial Owners
Shareholders holding their shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such shareholders, the “Beneficial Owners”), must also have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the EGM. These Beneficial Owners must (i) notify Prosensa of their intention to attend by submitting their name and number of shares beneficially owned notice in writing to Prosensa prior to January 17th, 2014, and (ii) bring the proxy received from their financial intermediary to the meeting.

A Beneficial Owner who wishes to be represented by a proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds the shares on such Beneficial Owner's behalf.

Shareholders or their representatives may be requested to provide proof of identity before and during the meeting.

For further information, please contact Celia Economides, Director IR & Corporate Communications of Prosensa at +1 917 941 9059 or via email c.economides@prosensa.nl

I look forward to your participation on January 23rd, 2014 at Prosensa’s offices at J.H. Oortweg 21, Leiden, The Netherlands.

Yours sincerely,

J.G.C.P. Schikan
Chief Executive Officer